
03036006

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

OCT 28 2003

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for October 28, 2003	333-103821
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

PROCESSED
OCT 28 2003
THOMSON
FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5458386v1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWMBS, INC.



By: ______________________
Name: Darren Bigby
Title: Vice President

Dated: October 28, 2003

Exhibit Index

NY1 5458386v1

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-58
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-58

CHL Mortgage Pass-Through Trust 2003-58

Computational Materials


Countrywide

$[658,970,000] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Underwriter

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Country wide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Mat erials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prosp ectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: October 1, 2003**

CHL Mortgage Pass-Through Trust 2003-58
$[658,970,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.)[1]	WAL (Yrs) ("Call"[2][3]/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
1-A	91,390,000	1.88 / 3.20	WAC[4]	Mixed	Senior	Aaa/AAA
2-A	423,280,000	2.54 / 3.23	WAC[4]	Mixed	Senior	Aaa/AAA
3-A	144,300,000	2.83 / 3.19	WAC[4]	Mixed	Senior	Aaa/AAA
M	Not Offered		WAC[5]	Mixed	Mezzanine	Aa2/AA
B-1	Not Offered		WAC[5]	Mixed	Subordinate	A2/A
B-2	Not Offered		WAC[5]	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC[5]	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC[5]	Mixed	Subordinate	B2/B
B-5	Certificates		WAC[5]	Mixed	Subordinate	NR/NR

Total: $658,970,000[6]

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Certificates will provide between 2.80% and 4.80% subordination to the Senior Certificates as of the Cut-off Date

(2) The WAL to "the Call" on the Class 1-A, Class 2-A and Class 3-A Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Class 1-A, Class 2-A and Class 3-A Certificates will be equal to the Net WAC (as defined herein) of the Group I, Group II and Group III Mortgage Loans, respectively.

(5) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).

(6) Does not include the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificate balances.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc.

Master Servicer: Countrywide Home Loans Servicing LP

Primary Servicer: As of the Cut-off Date, it is expected that Countrywide Home Loans Servicing LP will service substantially all of the Mortgage Loans.

Lead Underwriter: Countrywide Securities Corporation.

Trustee: The Bank of New York.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class 1-A, Class 2-A, Class 3-A, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Cut-off Date:	October 1, 2003.
Closing Date:	On or about October 30, 2003.
Pricing Date:	On or about October [7], 2003.
Settlement Date:	On or about October [30], 2003.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in November 2003.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in November 2003.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A Certificates (the ***"Group I Certificates"***), (ii) the Class 2-A Certificates (the ***"Group II Certificates"***) and (iii) the Class 3-A Certificates (the ***"Group III Certificates"***). The ***"Subordinate Certificates"*** will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the ***"Certificates."*** Only the Senior Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the ***"Offered Certificates"***) are being offered publicly. Generally, each Group of Senior Certificates will receive principal and interest from the related Loan Group. The Subordinate Certificates may receive principal and interest from any Loan Group.
Registration:	The Offered Certificates will be made available in book-entry form through DTC.
Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

aggregate principal balance as of the Cut-off Date of the Mortgage Loans included in the pool on the Closing Date.

Mortgage Loans: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[685,000,000]. All the Mortgage Loans will be adjustable rate mortgage loans secured by first liens on one- to four-family residential properties.

The characteristics of the Mortgage Loans in the Stipulation Sheet included in these Computational Materials as Appendix A are representative of the final pool of Mortgage Loans expected to be delivered to the trust on the Closing Date, subject to a permitted variance.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans as of the Cut-off Date is expected to be approximately $[95,000,000]. The interest rates on such Mortgage loans have an initial fixed rate period of three years and thereafter adjust semi-annually or annually based on the six-month or one-year, respectively, LIBOR index, or the one-year CMT index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans as of the Cut-off Date is expected to be approximately $[440,000,000]. The interest rates on such Mortgage loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR or one-year CMT index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans as of the Cut-off Date is expected to be approximately $[150,000,000]. The interest rates on such Mortgage loans have an initial fixed rate period of seven years and thereafter adjust semi-annually or annually, based on the six-month or one-year, respectively, LIBOR index, or the one-year CMT index.

Wavg Roll Date: The "***Wavg Roll Date***" for the Group I, Group II and Group III Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in August 2006, October 2008 and September 2010, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The ***"Expense Fee Rate"*** is comprised of primary servicing fees, master servicing fees, lender paid mortgage insurance premiums and the trustee fee, each, as applicable. The Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan in a Loan Group and the period prior to the initial interest rate adjustment for that Mortgage Loan, [0.630]%, [0.710]%, and [0.260]%, and (b) thereafter, [0.260]%, [0.385]% and [0.385]%, in each case, with respect to the Group I, II and III Mortgage Loans, respectively.

Net WAC: The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less the weighted average Expense Fee Rate for such Loan Group.

Accrued Interest: The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates.

Shifting Interest: Until the first Distribution Date occurring after October 2013, the Subordinate Certificates will be locked out from receipt of any unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

November 2003 – October 2013	0% Pro Rata Share
November 2013 – October 2014	30% Pro Rata Share
November 2014 – October 2015	40% Pro Rata Share
November 2015 – October 2016	60% Pro Rata Share
November 2016 – October 2017	80% Pro Rata Share
November 2017 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), unscheduled principal will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the collateral performance triggers described in the prospectus supplement), the

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Subordinate Certificates will be entitled to only 50% of their pro-rata share of unscheduled principal until the third anniversary of the initial Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (i.e., the then current aggregate principal balance of the Senior Certificates divided by the aggregate principal balance of the Mortgage Loans) exceeds the initial senior percentage (i.e., the aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all unscheduled prepayments from the Mortgage Loans, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group, accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group*;
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) To the Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Yield Tables

Class 1-A to Wavg Roll

Coupon 4.093%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.44	3.34	3.28	3.15	2.98	2.76	2.48
WAL (yr)	2.77	2.39	2.21	1.88	1.58	1.31	1.08
MDUR (yr)	2.58	2.23	2.07	1.77	1.50	1.26	1.04
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Aug-06	Aug-06	Aug-06	Aug-06	Aug-06	Aug-06	Aug-06

Class 1-A to Maturity

Coupon 4.093%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-16	3.35	3.34	3.31	3.22	3.07	2.85	2.55
WAL (yr)	18.04	7.27	5.26	3.20	2.18	1.58	1.19
MDUR (yr)	12.53	5.81	4.40	2.84	2.00	1.49	1.13
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33

Class 2-A to Wavg Roll

Coupon 4.250%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-00	4.01	3.93	3.88	3.77	3.62	3.43	3.20
WAL (yr)	4.86	3.75	3.29	2.54	1.96	1.51	1.17
MDUR (yr)	4.31	3.37	2.97	2.32	1.82	1.42	1.11
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Oct-08	Oct-08	Oct-08	Oct-08	Oct-08	Oct-08	Oct-08

Class 2-A to Maturity

Coupon 4.250%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-00	3.47	3.62	3.66	3.67	3.58	3.43	3.20
WAL (yr)	18.55	7.41	5.34	3.23	2.19	1.58	1.19
MDUR (yr)	12.55	5.76	4.36	2.81	1.99	1.48	1.13
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Oct-33	Oct-33	Oct-33	Oct-33	Oct-33	Oct-33	Oct-33

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Class 3-A to Wavg Roll

Coupon 4.589%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-01	4.40	4.32	4.26	4.13	3.97	3.76	3.50
WAL (yr)	6.55	4.62	3.90	2.83	2.08	1.55	1.18
MDUR (yr)	5.53	3.99	3.41	2.53	1.89	1.44	1.11
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Sep-10	Sep-10	Sep-10	Sep-10	Sep-10	Sep-10	Sep-10

Class 3-A to Maturity

Coupon 4.589%

Prepay Speed	0% CPR	10% CPR	15% CPR	25% CPR	35% CPR	45% CPR	55% CPR
Yield @ 101-01	3.77	4.00	4.06	4.06	3.94	3.75	3.50
WAL (yr)	18.30	7.32	5.28	3.19	2.17	1.57	1.18
MDUR (yr)	11.90	5.55	4.23	2.76	1.96	1.46	1.11
First Prin Pay	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03	Nov-03
Last Prin Pay	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33	Sep-33

[Stipulation Sheet to Follow]

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY COUNTRYWIDE SECURITIES CORPORATION AND NOT BY THE ISSUER OR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION). NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES (OTHER THAN COUNTRYWIDE SECURITIES CORPORATION) MAKES ANY REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION HEREIN. THE INFORMATION HEREIN IS PRELIMINARY, AND WILL BE SUPERSEDED BY THE APPLICABLE PROSPECTUS SUPPLEMENT AND BY ANY OTHER INFORMATION SUBSEQUENTLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

Appendix A

SAMPLE POOL CHARACTERISTICS
3/1, 5/1, 7/1 HYBRID ARM DEAL

COLLATERAL DETAIL	
Approximate Total Deal Gross WAC	4.900%
Approximate Total Deal Net WAC	4.641%
Gross/Net WAC Variance	+/- 0.15%
Approximate Segment Net Rates	3/1 ARMs - 4.725%
	5/1 ARMs - 4.96%
	7/1 ARMs - 4.85%
Servicing Fees (Including Trustee Fee)	3/1 ARMs =.259% To The Roll / .259% Thereafter
	5/1 ARMs =.259% To The Roll / .384% Thereafter
	7/1 ARMs =.259% To The Roll / .384% Thereafter
Approximate Gross Margin	LIBOR ARMs = 2.25%
	CMT ARMs = 2.75%
Gross Margin Variance	+/- 0.125%
Reset	Fixed For either 3, 5 or 7 Years / Annual Thereafter
Periodic Caps	3/1 = 2.00% Cap at The First Adjustment, 2.00% Thereafter
	5/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
	7/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
Lifetime Cap	3/1 = 6.00% Over Start Rate
	5/1 and 7/1 = 5.00% Over Start Rate
WAM	358 - 360
Total Geographic Distribution	National, <= 65% California
Segment Geographic Distribution	National, <= 70% California
Weighted Average LTV	<73%
LTV >80 <=90%	<15%
LTV >90 <=95%	<5%
Maximum Loan Amount	$2,000,000
Average Balance	Approximately $475,000
Occupancy	87% Owner Occupied, 10% 2nd Homes, 3% Non-Owner
Delinquency	All Current
Approximate Property Types	85% SFR/PUD, 15% Condo/Other
Documentation Style	75% Full/Alt/Preferred Doc, 25% Reduced Doc
Loan Purpose	30% Cash Out Refinances
Amortization Type	45% Interest Only +/-10
Approximate Credit Score	720 +/-10

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